FORM 11-K
                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the Fiscal Year Ended December 31, 1999 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      Commission File Number: 0-26993


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       EverTrust Financial Group, Inc.
          401(k) Employee Savings and Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                       EverTrust Financial Group, Inc.
                        2707 Colby Avenue, Suite 600
                          Everett, Washington 98201
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                            REQUIRED INFORMATION

     1)   Statement of net assets available for benefits

     2)   Statement of changes in net assets available for benefits

          See Attached Statement

          This plan is exempt under ERISA from filing audited financial statements.


                               Signatures

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                 /s/ Nancy Elliott
                 ---------------------------------------
                 Trustee, EverTrust Financial Group, Inc.
                 401(k) Employee Savings and Profit Sharing Plan and Trust


            By:  /s/ Nancy Elliott
                 ---------------------------------------
                 Nancy Elliott (name)
                 Human Resources, Director (title)
                 EverTrust Financial Group, Inc. (bank)


Date:  9/15/00
     -------------------

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                          EverTrust Financial Group
                                   401(K)
                        For the period 1/1/99-12/31/99

  Settlement w/Accruals  Statement of changes in net assets

                                        Cost                  Market Value

  Net Assets at
  beginning of period                   $4,108,003.18         $4,322,324.15

  ***Increases***

Contributions
  from employer
   cash                $147,908.63
  from employee        $ 57,258.18
  employee rollover
   cash                $  4,238.32
  401(k)               $149,287.53      $  358,692.66         $  358,692.66

Earnings on investments
  interest              $63,720.47
  dividends             $76,179.46      $  139,899.93         $  139,899.93

Realized Gain
  from investments sold                 $  301,946.04         $  301,946.04

Additions
  securities received                   $  570,360.00         $  552,564.76

  Unrealized apprecia
  tion                                                        $   60,657.12

Total Increases                         $1,370,898.63         $1,413,760.51
---------------                         -------------         -------------

***Decreases***

Distributions
  Miscellaneous
  Payments                              $  629,900.00         $  629,900.00

To plan participants
  benefit payments
   cash                                 $  344,447.50         $  344,447.50

Commissions, Fees &
 Expenses
    US Bank fees         $20,620.27
     custodian           $ 7,227.07     $   27,847.34         $   27,847.34

Total Decreases                         $1,002,194.84         $1,002,194.84
---------------                         -------------         -------------

Net assets at end
of period                               $4,476,706.97         $4,733,889.82

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
                                              EverTrust Financial Group
                                                       401(k)
                                              Close of Business 12/31/99

Settlement/Accruals      Summary of Investments

                     No. of   Total cost     Total Market      Percent of    Estimated         % Return
                     Holdings                Value             Value         Annual Income     on Value
cash equivalents        1   $  102,833.00    $  102,833.00       2.17%       $ 5,575.00          5.00%

fixed income
  Corporate & other     1   $  661,877.29    $  640,671.51      13.53%       $36,762.00          5.70%

*Total fixed income     1   $  661,877.29    $  640,671.51      13.53%       $36,762.00          5.70%

common stock            6   $3,771,381.17    $3,989,769.80      84.29%       $39,818.00          1.00%

*Total Securities       8   $4,476,091.46    $4,733,274.31      99.99%       $82,155.00          1.70%

cash balance                $        2.60    $        2.60

accrued income              $      612.91    $      912.91       0.01%

*Total assets               $4,476,706.97    $4,733,889.82        100%       $82,155.00

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                          EverTrust Financial Group
                                   401(k)
                       For the period 2/1/98 - 12/31/98

Settlement w/Accruals    Statement of changes in net assets

                                                   Cost          Market Value

Net Assets at beginning of
period                                        $3,515,995.22     $4,099,356.48

***Increases***

Contributions
  from employer
   cash                       $ 78,516.53
  from employee               $ 41,967.52
  employee rollover
    cash                      $ 42,616.17
  401(k)                      $106,752.72     $  269,852.94     $  269,852.94

Earnings on investments
  interest                    $  2,934.98
  dividends                   $ 77,452.80     $   80,387.78     $   80,387.78

Realized Gain
  from investments sold                       $  462,686.54     $  462,686.54

Additions
  securities received

Unrealized appreciation

Total Increases                               $  812,927.26     $  812,927.26
---------------                               -------------     -------------

***Decreases***

Distributions
  Miscellaneous Payments

To plan participants
  benefit payments
   cash                                       $  196,360.14     $  196,360.14

Unrealized Depreciation                                         $  369,040.29

Commissions, Fees &
 Expenses
  US Bank fees
  custodian                                   $   24,559.16     $   24,559.16

Total Decreases                               $  220,919.30     $  589,959.59
---------------                               -------------     -------------

Net assets at end
 of period                                    $4,108,003.18     $4,322,324.15

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
                                EverTrust Financial Group
                                       401(k)
                                Close of Business 12/31/98

Settlement/Accruals      Summary of Investments

                   No. of   Total cost  Total Market  Percent of  Estimated      % Return    Unrealized
                   Holdings             Value          Value      Annual Income  on Value    Gain or loss

cash equivalents     1    $   47,265.00 $   47,265.00     1.09%     $ 2,367.00     5.00%
                                                                                                   0.00

fixed income
 Corporate & other   1    $  670,930.08 $  686,273.37    15.88%     $35,560.00     5.20%

*Total fixed income  1    $  670,930.08 $  686,273.37    15.88%     $35,560.00     5.20%
                                                                                             $15,343.29

common stock         5    $3,389,595.49 $3,588,573.17    83.03%     $51,570.00     1.40%

*Total Securities    7    $4,107,790.57 $4,322,111.54   100.00%     $89,497.00     2.10%

cash balance              $        2.24 $        2.24

accrued income            $      210.37 $      210.37

*Total assets             $4,108,003.18 $4,322,324.15   100.00%     $89,497.00

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